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Exhibit 99.(a)(14)

To the holders of option(s) under the National Grid Transco Executive Share Option Plans (the "Option(s)") and/or award(s) the National Grid Transco Performance Share Plan (the "PSP Award(s)")

(Title) (Forename) (Surname) (Address)	TP Reference:	(Reference)
	Date:	20 June 2005

Dear (Title) (Surname)

Re: National Grid Transco Return of Cash to Shareholders

Participation in the National Grid Executive Share Option Plans and the National Grid Transco Performance Share Plan

You will have already received a letter in 22 April 2005 providing some initial information about the return of cash to shareholders by way of paying an interim stock dividend in the form of B shares (the "B Share Alternatives") and the subsequent reverse stock split, referred to in the remainder of this letter as a "share capital consolidation" (which is a term commonly used in the United Kingdom) (together, the "Return of Cash"). The purpose of this letter is to set out the impact that the Return of Cash will have on your Option(s) and/or PSP Award(s).

1      The Return of Cash

  The sales of four of the Company's UK gas distribution networks completed on 1 June 2005. The Company now proposes to return £2 billion to its shareholders, equating to 65 pence per existing ordinary share, by issuing to them a new B share for each existing ordinary share that they hold or five new B shares for every ADR they hold. A holder of B shares will be able to select from among the B Share Alternatives, to choose to receive either a single B share dividend of 65 pence per B share or to have those B shares repurchased at 65 pence each. The Company will also consolidate its existing ordinary shares and existing ADRs by replacing them with a smaller number of new ordinary shares and new ADRs. This will reduce the number of ordinary shares and ADRs in existence but is being done to maintain the trading value of the ordinary shares and ADR on a per share basis (subject to normal market movements) following the Return of Cash.

2      Consequences for you

  You will NOT participate in the B Share Alternatives in respect of either your Option(s) or your PSP Awards and you will NOT be affected by the subsequent share capital consolidation.

  Participation in the Return of Cash is only available to shareholders and ADR holders of record on the Return of Cash record date (the "Record Date"). The Record Date is 5.00 p.m., London Time, for US shareholders and 5.00 p.m., New York City time, for ADR holders on 29 July 2005.

  As a holder of Option(s) you will not be a shareholder/ADR holder of record on the Record Date in respect of the shares/ADRs subject to those Option(s) unless, to the extent they are exercisable, you exercise your Option(s) by 22 July 2005.

  As a holder of PSP Award(s) you will not be a shareholder/ADR holder of record on the Record Date in respect of the shares/ADRs subject to those PSP Award(s). PSP Awards do not vest under the Performance Share Plan until after the Record Date.

  However, your Option(s) and/or PSP Award(s) will not be adjusted following the share capital consolidation so you will be entitled to the same number of shares; and for those participants with options, for the same exercise price. The share capital consolidation is intended to ensure that the NGT share/ADR price remains more or less unaffected by the Return of Cash, and therefore the value of your Option(s) and/or PSP Award(s) should not change.

  Please note that if you currently hold shares/ADRs in the Company as a result of having previously exercised any Option(s) or otherwise, you will have received offer material explaining the choices available and the action that you need to take. If you have not yet received copies of this material, you can obtain it by telephoning the US Information Agent, Mellon Investor Services at 1-800-241-6711.

3      What to do now

  You do not need to take any action in respect of your Option(s) and/or PSP Award(s) and the Return of Cash.

  If you have any queries in relation to your Option(s) and/or PSP Award(s) and the Return of Cash, please call Towers Perrin on (+44) 870 160 0119.

Yours faithfully

/s/ Pat Fulker

/s/ Pat Fulker
Group Human Resources Director
For and on behalf of National Grid Transco plc

In the United States, National Grid Transco plc ("National Grid Transco") has filed a Schedule TO with the US Securities and Exchange Commission (the "SEC") and holders of the Existing Ordinary Shares and Existing American Depositary Share are advised to read it when it becomes available as it will contain important information. Copies of the Schedule TO and other related documents filed by National Grid Transco will be available free of charge on the SEC's website at http://www.sec.gov.

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  Exhibit 99.(a)(14)